



The X Pot Rowland Heights LLC
Small Business Bond™

Bond Terms:

Bond Yield: 8.50%

Target Raise Amount: $31,500

Offering End Date: April 16, 2024

Repayment Period: 2 years (24 months)

Minimum Raise Amount: $10,000

Company Details:

Name: The X Pot Rowland Heights LLC

Founded: October 18, 2021

Address: 18558 Gale Ave
                   Rowland Heights, CA 91748

Industry: Full-Service Restaurants

Employees: 75

Website: https://chubbygroup.com/project/wagyu-house-los-angeles/

Use of Funds Allocation:

If the maximum raise is met:

$30,082.50 (95.50%) – of the proceeds will go towards working capital- marketing
$1,417.50 (4.50%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 24,200 Followers





Business Metrics:

	FY22	FY23	YTD 2/29/2024
Total Assets	$853,862	$1,269,473	$1,204,236
Cash & Cash Equivalents	$275,120	$476,826	$359,192
Accounts Receivable	$105,683	$272,775	$149,412
Short-term Debt	$316,101	$739,379	$616,374
Long-term Debt	$1,180	-$18,790	$1,210
Revenue	$8,777,868	$7,757,141	$1,135,857
Cost of Goods Sold	$2,680,273	$2,266,784	$340,028
Taxes	$0	$0	$0
Net Income	$1,036,908	$298,104	$48,589

Recognition:

The X Pot Rowland Heights LLC (DBA Wagyu House By The X Pot) debuted in November 2021. As one of the pioneering premium hot pot establishments in the United States, it has gained widespread recognition by both tourists and locals. As of April 1, 2023, The X Pot has garnered over 1,800 visits from media and influencers and has been prominently featured in over 300 press articles across major media outlets. Wagyu House's journey embodies Haibin's dedication and innovation, transforming a struggling venture into a thriving symbol of fusion cuisine and culinary excellence.

About:

The X Pot Rowland Heights LLC (DBA Wagyu House By The X Pot) is a unique fusion restaurant serving the finest Wagyu beef and delectable hot pot dishes. Their menu boasts a diverse selection of Wagyu beef renowned for its marbling and tenderness, ensuring an exceptional dining experience.

For more information, contact our Customer Support Team at support@thesmbx.com

